Credit Suisse Securities (USA) LLC

Lehman Brothers Inc.

Goldman, Sachs & Co.

Banc of America Securities LLC

UBS Securities LLC

c/o Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

and

c/o Lehman Brothers Inc.

745 Seventh Avenue

New York, New York 10019

March 10, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-0405

Attention:  Kurt K. Murao, Esq.

Re:       TransDigm Group Incorporated (formerly TD Holding Corporation) Registration
Statement on Form S-1 (Reg. No. 333-130483)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join with TransDigm Group Incorporated (the “Company”) to request that the effective date for the Registration Statement referred to above be accelerated to 2:00 p.m. (New York time) on Tuesday, March 14, 2006, or as soon as practicable thereafter.

In connection with Rule 460 of the Act, please be advised that, during the period from March 6, 2006 to the date of this letter, we have effected approximately the following distribution of copies of the Preliminary Prospectus dated March 6, 2006:

Number of prospective underwriters:	5
Number of prospectuses distributed to underwriters:	approximately	19,182
Number of prospectuses distributed to institutions:	approximately	818

The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,
Credit Suisse Securities (USA) LLC
Lehman Brothers Inc.
Goldman, Sachs & Co.
Banc of America Securities LLC
UBS Securities LLC

By: Credit Suisse Securities (USA) LLC, as Representative

By:	/s/ JILL WALLACH
Name:	Jill Wallach
Title:	Director

By: Lehman Brothers Inc., as Representative

By:	/s/ Arlene Salmonson
Name:	Arlene Salmonson
Title:	Vice President